UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: March 5, 2013

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VimpelCom Annual General Meeting set for April 24, 2013

Amsterdam (March 5, 2013), “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NYSE:VIP), a leading global provider of telecommunications services, announces that its Supervisory Board has set the date for the Company’s 2013 Annual General Meeting of Shareholders (the “Shareholders Meeting”) for April 24, 2013. The record date for the Shareholders Meeting has been set for March 22, 2013.

The agenda of the Shareholders Meeting is as follows:

1.	For shareholders to receive audited financial statements for the financial year that ended on December 31, 2012

2.	Proposal of individual directors for election to the Supervisory Board

3.	Appointment of the Company auditor

Further details on the agenda, the slate of nominees to the Supervisory Board and procedural matters related to the Shareholders Meeting will be made available through an official notice to be distributed by VimpelCom to its shareholders prior to the Shareholders Meeting.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 780 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2012 VimpelCom had 212 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information

Investor Relations
VimpelCom Ltd.	Media and Public Relations
Gerbrand Nijman	VimpelCom Ltd.
Investor_Relations@vimpelcom.com	Bobby Leach
Tel: +31 20 79 77 200 (Amsterdam)	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)

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